1. Name and Address of Reporting Person
   Canet, Gerardo
   IntegraMed America, Inc.
   One Manhattanville Road
   Purchase, NY 10577-2100
2. Issuer Name and Ticker or Trading Symbol
   IntegraMed America, Inc. (INMD)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   3/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President, CEO and Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       03/21/2002 J <F1>        15600       A      $5.9800                     D
Common Stock                       03/21/2002 F             -7800       D      $5.9800    31575            D
Common Stock                                                                              0                I           Gerardo A.
                                                                                                                       Canet (son)
Common Stock                                                                              0                I           David A.
                                                                                                                       Canet (son)
Common Stock                                                                              0                I           Custodian for
                                                                                                                       granddaughter

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $2.5                                                 02/14/2004 Common                      5000     D
                                                                               Stock
Stock Option   $3                                                   03/17/2009 Common                      50000    D
                                                                               Stock
Stock Option   $3.19                                                05/23/2010 Common                      20000    D
                                                                               Stock
Stock Option   $4.12                                                02/14/2004 Common                      11375    D
                                                                               Stock
Stock Option   $4.12                                                08/01/2006 Common                      30000    D
                                                                               Stock
Stock Option   $4.12                                                10/21/2007 Common                      43750    D
                                                                               Stock
Stock Option   $4.95                                                05/22/2011 Common                      16000    D
                                                                               Stock
Stock Option   $5                                                   11/15/2004 Common                      38750    D
                                                                               Stock
Stock Option   $5.98    03/21/2002 A         13000       03/21/2002 03/21/2012 Common  13000    $5.9800    13000    D
                                                                               Stock

Explanation of Responses:

<F1>
Grant of restricted stock as part of officer compensation

SIGNATURE OF REPORTING PERSON
/s/ Gerardo Canet

DATE
04/04/2002